ABIGAIL J MURRAY 312-609-7796 amurray@vedderprice.com

August 28, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Arizona Premium Income Municipal Fund, Inc. (the “Registrant” or “Acquiring Fund”); File No. 333-182699

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on August 9, 2012 with respect to the Registrant’s Registration Statement filed on July 16, 2012 on Form N-14 relating to the issuance of common and preferred shares in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of Nuveen Arizona Dividend Advantage Municipal Fund, Nuveen Arizona Dividend Advantage Municipal Fund 2 and Nuveen Arizona Dividend Advantage Municipal Fund 3 (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into the Acquiring Fund. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please explain how a change in the domicile of the Acquiring Fund will result in flexibility in conducting its business as a closed-end fund, as stated in the Answer to the Question “Why has Premium Income’s Board of Directors recommended the proposal?” in the Q&A Section.

Securities and Exchange Commission

August 28, 2012

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(3)	Comment: Please use the defined term “Target Fund” rather than “Acquired Fund.”

Response: The Registrant respectfully declines to make the change suggested. Use of the term “Acquired Fund” in the Registration Statement is consistent with the Agreement and Plan of Reorganization.

(4)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended these proposals?” in the Q&A Section, expand on the underlying reason for the reorganizations and the discussion of the intended enhanced secondary trading market for common shares.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: Please explain how combining the Funds will result in greater market liquidity and higher common share market prices relative to net asset value, as stated in the Answer to the Question “What are the potential benefits of the Reorganizations to common shareholders?” in the Q&A Section.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: In the Q&A Section and elsewhere in the Registration Statement, as applicable, (i) where the phrase “excluding costs of leverage” appears, please explain the effect of the Reorganizations on the total annual operating expenses of the Funds in comparison to the expected total annual operating expenses of the combined fund, (ii) in the management fee comparison, clarify why the expected “effective” management fee is lower despite showing a one basis point increase for the Acquiring Fund in the Comparative Fee Table, and (iii) note whether the Board considered that expected management fees and total annual operating expenses appear higher for the combined fund than for the Acquiring Fund.

Response: The Registrant has added disclosure in response to the staff’s comment. In addition, for the information of the staff, Registrant notes that the effective management fee is stated as a percentage of managed assets, while the management fee in the Comparative Fee Table is required to be stated as a percentage of assets attributable to common shares.

Securities and Exchange Commission

August 28, 2012

(7)	Comment: Please explain how combining the Funds will provide the combined fund with the ability to invest in a more diverse pool of securities as stated in the Answer to the Question “How will preferred shareholders be impacted by the Reorganizations?” in the Q&A Section.

Response: For the information of the staff, the Registrant notes that combining the Funds will provide a larger asset base for the portfolio manager of the combined fund to invest, which, in turn, will permit the combined fund to invest in a larger number of securities, consistent with its investment policies, and thereby allow for greater diversification in comparison to the Funds’ current investments.

(8)	Comment: Please describe any material differences between the optional redemption rights of the existing MTP Shares of the Acquired Funds and the new series of MTP Shares of the Acquiring Fund to be issued in connection with the Reorganizations.

Response: The Registrant has clarified the disclosure in response to the staff’s comment.

(9)	Comment: In the Q&A Section, add the anticipated timeframe for the recovery of the projected Reorganization costs allocated to the Funds.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(10)	Comment: Please disclose any costs associated with the Domicile Change to be allocated to the Funds.

Response: The Registrant notes that it has provided the estimated solicitation costs required by Schedule 14A and respectfully declines to include additional information as to any other anticipated costs of the Annual Meeting.

(11)	Comment: Please describe any material differences between Premium Income’s current investment advisory agreement and the investment advisory agreement to be adopted for the new Massachusetts Fund, the successor to Premium Income.

Response: The Registrant has added disclosure in response to the staff’s comment. In addition, for the information of the staff, Registrant notes that the agreements are substantially the same except for their date and term, and except that references to leverage have been updated to reflect the current forms of leverage being used.

Securities and Exchange Commission

August 28, 2012

(12)	Comment: Please disclose the consequences of adopting a staggered Board structure.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(13)	Comment: In the votes required section for the Domicile Change proposal, please provide examples of any potential insignificant adverse effects to the Premium Income’s preferred shareholders that could result from the Domicile Change.

Response: The Registrant has added the disclosure in response to the staff’s comment.

(14)	Comment: In the “Comparative Performance Information” section of the Registration Statement, please consider adding the Funds’ applicable benchmark returns.

Response: The Registrant respectfully declines to add the requested benchmark information. The Registrant notes that while comparative performance is not required by Form N-14, the Funds’ past returns have been included in the Joint Proxy Statement/Prospectus to allow Acquired Fund shareholders to compare the returns of their Acquired Fund against the returns of the Acquiring Fund. Because the Funds are not managed to a benchmark and the Funds use the same benchmark for shareholder report purposes, providing benchmark returns would not further assist shareholders in comparing the Funds’ returns.

(15)	Comment: Please update the “Single State Risk” section with disclosure as of a more recent date.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(16)	Comment: Please update the last paragraph in the “Tax Risk” section of the Registration Statement that refers to the Jobs Act.

Response: The Registrant notes that the disclosure reflects the current status of the Jobs Act.

Securities and Exchange Commission

August 28, 2012

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

Appendix A

NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND, INC. –

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Arizona Dividend Advantage Municipal Fund (“Dividend Advantage”), Nuveen Arizona Advantage Municipal Fund 2 (“Dividend Advantage 2”) and Nuveen Arizona Dividend Advantage Municipal Fund 3 (“Dividend Advantage 3”) (each, an “Acquired Fund” and collectively, the “Acquired Funds”) and Nuveen Arizona Premium Income Municipal Fund, Inc. (“Acquiring Fund,” and collectively with the Acquired Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund, and Nuveen Asset Management, LLC is the sub-adviser to each of the Funds. In addition, Thomas C. Spalding became the portfolio manager for each Fund in January 2011. Prior thereto, Cathryn Steeves served as portfolio manager for each Fund.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganizations would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. To the extent that there are any differences in the Funds’ advisory fee schedules, the combined fund’s advisory fee schedule will be that of the Acquiring Fund.

Investment Objective, Policies and Restrictions	Although the Funds have similar (but not identical) investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of February 29, 2012, the Acquiring Fund had approximately $66 million in net assets applicable to common shares, Dividend Advantage had approximately $23 million in net assets applicable to common shares, Dividend Advantage 2 had approximately $38 million in net assets applicable to common shares and Dividend Advantage 3 had approximately $46 million in net assets applicable to common shares. The significantly larger size of the Acquiring Fund relative to each Acquired Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

In terms of the structure of the transaction, each Acquired Fund will contribute substantially all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. Each Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. All five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.